FAIRFAX News Release

Stock Symbol: FFH (TSX and NYSE)

Toronto, April 20, 2004

SECONDARY OFFERING OF NORTHBRIDGE FINANCIAL

Fairfax Financial Holdings Limited (“Fairfax”) and Northbridge Financial Corporation (“Northbridge”) announced that Fairfax has entered into an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc. and Scotia Capital Inc. pursuant to which Fairfax will sell by way of an underwritten secondary offering 6,000,000 Common Shares of Northbridge at a price of Cdn$25.60 per Common Share, representing aggregate net proceeds to Fairfax of approximately Cdn$146,000,000. The offering will result in Fairfax reducing its ownership position in Northbridge from approximately 71% to approximately 59%. Northbridge will not receive any proceeds from the sale of the Common Shares. The transaction is subject to receipt of all necessary regulatory and stock exchange approvals. Closing is expected on or about May 18, 2004.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

Northbridge, which through its subsidiaries provides property and casualty insurance products primarily in the Canadian market as well as in selected U.S. and international markets, is one of the largest commercial property and casualty insurers in Canada based on gross premiums written.

For further information contact: Bradley P. Martin, Vice President of Fairfax, at (416) 367-4941 and Greg Taylor, Chief Financial Officer of Northbridge, at (416) 350-4630.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946